THIS DOCUMENT IS A COPY OF THE RULE 24 CERTIFICATE OF NOTIFICATION FILED
ON JUNE 28, 2002 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

File No. 70-9849
CERTIFICATE OF NOTIFICATION
(RULE 24)
SECURITIES AND EXCHANGE COMMISSION
BY
NATIONAL GRID GROUP PLC

      In accordance with the order of the Securities and Exchange Commission dated January 16, 2002, Holding Company Act Release No. 27490 (the "Order"), National Grid Group plc ("National Grid") hereby submits its report for the period October 1, 2001 to March 31, 2002 (the "Reporting Period")1. Following is a listing of the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

      In this report a conversion ratio of 1 GBP to 1.42 US Dollars and 1 Euro to 0.87 US Dollars has been used. The exchange rate conversion is provided solely for convenience and should not be taken to mean that the pound sterling or the Euro amounts have been, could have been, or could be converted to US Dollars at the rates indicated or at any other rates.

=============

1 The reporting requirements contained in Appendix B of the Order replaced the reporting requirements imposed by National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) and National Grid Group plc, Holding Co. Act Release No. 27455 (October 22, 2001).

Reporting Requirement No. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by National Grid during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

      Response:

National Grid Holdings One plc (formerly National Grid Group plc)

Date	No. of National Grid Ordinary Shares Issued	Details of Issue	Market Price / and Sale Price per share (if different)	Proceeds GBP	Proceeds USD
12/20/01	11,129,533	Shares issued to the National Grid Savings related Share Option Scheme Trustee (‘Quest’) (1)	434.25p per share. Closing mid market price 433p per share.	48,329,997	68,628,596
1/3/02	239	£1000 value Grid 4.25% exchangeable bond exercised.	Sale price - 417p per share. Closing mid-market price 438p per share.	1,000	1,420

   (1) Qualifying employee share ownership trust

   During the reporting period, the following debt securities were issued:

Date	Issuer	Interest Rate	Type of Security	Maturity Date	Proceeds GBP	Proceeds USD
1/31/02	National Grid Holdings One plc (formerly National Grid Group plc)	4.25%	Short term money market borrowings	2/1/02	11,000,000	15,620,000
1/31/02	NGG Finance plc	2.2063%	USD Draw down under Multi-Currency Revolving Credit Facility	2/28/02	753,521,127	1,070,000,000
1/31/02	NGG Finance plc	4.4178%	GBP Draw down under Multi-Currency Revolving Credit Facility	2/28/02	116,221,388	165,034,370

   Securities issued by National Grid Group plc are taken to include its direct subsidiary NGG Finance plc.

National Grid Group plc (formerly New National Grid Group plc)

Date	No. of National Grid Ordinary Shares Issued	Details of Issue	Market Price / and Sale Price per share (if different)	Proceeds GBP	Proceeds USD
2/1/02	278,600,000	Shares issued in respect of acquisition of Niagara Mohawk, Inc.	N/A	N/A	N/A
2/8/02	39,809	Shares issued on exercise of options under Executive share option scheme	Sale price - 375p / or 435p per share. Closing mid-market 461p per share.	153,850	218,467
2/12/02	239	£1000 value Grid 4.25% exchangeable bond exercised.	Sale price - 417p per share. Closing mid-market price 463p per share.	1,000	1,420
2/15/02	54,266	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 312p/337p/416p/457p per share. Closing mid-market price 468p per share.	189,242	268,724
2/15/02	68,147	Shares issued on exercise of options under Executive share option scheme	Sale price - 90p/118p/205p/375/p or 435p per share. Closing mid-market 460p per share.	152,738	216,888
2/22/02	30,382	Shares issued on exercise of options under Executive share option scheme	Sale price - 205p/375p per share. Closing mid-market 451.75p per share.	89,995	127,793
3/1/02	25,732	Shares issued on exercise of options under Executive share option scheme	Sale price - 205p/375p per share. Closing mid-market 467p per share.	71,834	102,004
3/8/02	21,744	Shares issued on exercise of options under Executive share option scheme	Sale price - 312p/337p/416p/457p per share. Closing mid-market price 462p per share.	82,356	116,946
3/8/02	239	£1000 value Grid 4.25% exchangeable bond exercised.	Sale price - 417p per share. Closing mid-market price 462p per share.	1,000	1,420
3/12/02	7,170	£30,000 value Grid 4.25% exchangeable bond exercised.	Sale price - 417p per share. Closing mid-market price 453p per share.	30,000	42,600

National Grid Group plc (formerly New National Grid Group plc) - continued

Date	No. of National Grid Ordinary Shares Issued	Details of Issue	Market Price / and Sale Price per share (if different)	Proceeds GBP	Proceeds USD
3/18/02	3,731	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 312p/337p/416p/457p per share. Closing mid-market price 447.5p per share.	12,524	17,784
3/28/02	44,704	Shares issued on exercise of options under Executive share option scheme	Sale price - 375p/455p per share. Closing mid-market price 463.25p per share.	177,575	252,157

Movements in short-term borrowings during the reporting period:

Date	Issuer	Interest Rate	Type of Security	Maturity Date	Proceeds GBP	Proceeds USD
Various	National Grid Group plc	1.8729% - 1.9549%	US Commercial Paper	Between 18 - 50 days	604,419,272	858,275,366

=============

Reporting Requirement No. 2: The amount of guarantees issued during the reporting period by National Grid, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

      Response:

In consideration of the € 125 million credit established by the European Investment Bank under the finance contract with Energis Polska (the borrower), National Grid Group plc, as Guarantor, guarantees the payment of all principal monies, interest, commission, liquidated damages, charges, expenses and other monies which may from time to time become payable by Energis Polska under the finance contract.

The guarantee was issued in December 2001 for the purpose of securing project finance for Energis Polska, a joint venture between Energis plc and National Grid Group plc.

The amount of the guarantee has been fully provided for in the accounts of National Grid Group plc.

=============

Reporting Requirement No. 3: National Grid's aggregate investment, as defined under Rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of National Grid's consolidated retained earnings, and a description of EWG and FUCO investments during the reporting period.

     Response:

A.	As of March 31, 2002, National Grid’s consolidated retained earnings calculated in accordance with US GAAP were GBP 2,095,500,000 (USD 2,975,610,000) - excluding Other Comprehensive Income (OCI) of GBP 11,700,000 (USD 16,614,000). Retained earnings, including OCI were GBP 2,107,200,000 (USD 2,992,224,000).

B.	National Grid’s aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of March 31, 2002 was GBP 2,185,730,000 (USD 3,103,737,000). Such aggregate investment is calculated on the basis of cost accounting.

C.	National Grid’s aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 104% as of March 31, 2002. Under the Order, the Commission has authorized National Grid to invest up to USD 5,406,000,000.

D.	During the reporting period, no major EWG or FUCO investments were made. As of the prior reporting period ended September 30, 2001, using a conversion ratio at that time of 1 GBP to 1.47 US Dollars, National Grid’s aggregate investment, as defined in Rule 53, in EWGs and FUCOs was GBP 2,103,360,300 (USD 3,091,939,700).

=============

Reporting Requirement No. 4: The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by National Grid since the date of the Order.

     Response: Please see Exhibit A-1 attached hereto.

=============

Reporting Requirement No. 5: A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified and a brief explanation of the procedure followed to determine the market rate of interest charged, as applicable.

     Response:

National Grid Holdings One plc (formerly National Grid Group plc)

---------------------------------------------------------------------------------------------------------------------------------
 Issuing Company   Acquiring Company   Initial Principal Interest Rate    Term of Loan     GBP Balance at      USD Balance at
                                                                                              03/31/02            03/31/02
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
National Grid     National Grid         USD 1,633,270,259  3 month US        1 day             1,150,190,323       1,633,270,259
(US) Holdings     Holdings One plc                       Libor + 1.75%
Limited           (formerly National
                  Grid Group plc)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
National Grid     National Grid         USD 2,224,948,074      0%          On demand           1,566,864,841       2,224,948,074
(US) Holdings     Holdings One plc
Limited           (formerly National
                  Grid Group plc)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
National Grid     National Grid
(US) Holdings     Holdings One plc
Limited           (formerly National                       3 month US
                  Grid Group plc)           USD   437,361 Libor + 0.5%     On demand                 308,001             437,361
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
National Grid     National Grid
(US) Holdings     Holdings One plc
Limited           (formerly National                       3 month US
                  Grid Group plc)          USD 33,500,000 Libor + 0.5%       1 day                23,591,549          33,500,000
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
National Grid     National Grid
(US) Holdings     Holdings One plc
Limited           (formerly National
                  Grid Group plc)       USD 2,889,000,000      0%          Intra day           2,034,507,042       2,889,000,000
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
National Grid     National Grid
(US) Holdings     Holdings One plc
Limited           (formerly National                       3 month US
                  Grid Group plc)          USD 15,000,000 Libor + 0.5%     On demand              10,563,380          15,000,000
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
National Grid     National Grid
(Ireland) 1       Holdings One plc
Limited           (formerly National                       3 month US
                  Grid Group plc)           USD 7,085,000 Libor + 0.5%       1 day                 4,989,437           7,085,000
---------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
National Grid       National Grid         USD 20,165,000   3 month US         1 day               14,200,704          20,165,000
                    Holdings One plc
                    (formerly
(Ireland) 2         National Grid
Limited             Group plc)                            Libor + 0.5%
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------

(Page)

National Grid Holdings One plc (formerly National Grid Group plc) - continued

------------------- ------------------- ----------------- -------------- ----------------- ------------------ -------------------
 Issuing Company    Acquiring Company       Initial       Interest Rate    Term of Loan     GBP Balance at      USD Balance at
                                           Principal                                           03/31/02            03/31/02
------------------- ------------------- ----------------- -------------- ----------------- ------------------ -------------------
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
National Grid       National Grid                    USD       0%           On demand          1,150,190,323       1,633,270,259
                    Group plc
                    (formerly New
(US) Holdings       National Grid
Limited             Group plc)             1,633,270,259
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
                    National Grid
                    Group plc
National Grid       (formerly New
(US)    Holdings    National Grid                          3 month US
Limited             Group plc)           USD 325,014,270  Libor + 0.5%      On demand            228,883,289         325,014,270
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
                    National Grid
                    Group plc
National Grid       (formerly New
(US) Holdings       National Grid                          3 month US
Limited             Group plc)            USD 37,551,214  Libor + 0.5%      On demand             26,444,517          37,551,214
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
National Grid       National Grid         USD 33,500,000   3 month US       On demand             23,591,549          33,500,000
                    Group (US)
(US) Investments    Holdings Limited                      Libor + 0.5%
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
                    National Grid
National Grid       Group (US)                             3 month US
(US) Investments    Holdings Limited     USD 209,000,000  Libor + 0.5%      On demand            147,183,099         209,000,000
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
National Grid
(Ireland) 1         National Grid                          3 month US
Limited             (US) Investments      USD 33,500,000  Libor + 0.5%      On demand             23,591,549          33,500,000
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
National Grid
(US) Holdings       National Grid
Limited             (US) Investments 4    USD 15,000,000       0%           Intra day             10,563,380          15,000,000
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
National Grid
(US) Holdings       National Grid                    USD
Limited             Holdings Ltd           2,581,000,100       0%           Intra day          1,817,605,704       2,581,000,100
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
National Grid       National Grid          USD 8,710,000                  Contributions            6,133,803           8,710,000
General             (Ireland) 1                                           to Capital no
Partnership         Limited                                               shares issued
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
National Grid       National Grid                                         Contributions
General             (Ireland) 1                                           to Capital no
Partnership         Limited                USD 7,085,000                  shares issued            4,989,437           7,085,000
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
National Grid       National Grid                                         Contributions
General             (Ireland) 2                                           to Capital no
Partnership         Limited               USD 24,790,000                  shares issued           17,457,746          24,790,000
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------
National Grid       National Grid         USD 20,165,000                  Contributions           14,200,704          20,165,000
General             (Ireland) 2                                           to Capital no
Partnership         Limited                                               shares issued
------------------- ------------------- ----------------- -------------- ---------------- ------------------- -------------------

(Page)

National Grid Holdings One plc (formerly National Grid Group plc) - continued

-------------------- ------------------- ------------------ ------------- ----------------- ------------------ -------------------
  Issuing Company    Acquiring Company   Initial Principal    Interest      Term of Loan     GBP Balance at      USD Balance at
                                                                Rate                            03/31/02            03/31/02
-------------------- ------------------- ------------------ ------------- ----------------- ------------------ -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid (US)   NGG Finance plc     USD 2,721,781,454   3 month US      Intra day          1,916,747,503       2,721,781,454
Investments 4                                               Libor + 0.5%
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid (US)   National Grid                           3 month US
Holdings Limited     Eight Ltd              USD 15,000,000  Libor + .5%      Intra day             10,563,380          15,000,000
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid (US)   National Grid
Holdings Limited     (US) Investments 3  USD 2,581,000,100       0%          Intra day          1,817,605,704       2,581,000,100
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
                     National Grid
National Grid (US)   (US) Holdings                           3 month US
Investments 4        Limited             USD 1,320,000,000  Libor + 0.5%     On demand            929,577,465       1,320,000,000
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
                     National Grid
National Grid (US)   (US) Holdings                           3 month US
Investments 4        Limited             USD 2,680,000,000  Libor + 0.5%     On demand          1,887,323,944       2,680,000,000
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
                     National Grid
National Grid (US)   (US) Holdings                           3 month US
Investments 4        Limited                USD 15,000,000  Libor + 0.5%     Intra day             10,563,380          15,000,000
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
                     National Grid
National Grid (US)   (US) Holdings                           3 month US
Investments 4        Limited             USD 4,010,667,778  Libor + 0.5%       1 day            2,824,413,928       4,010,667,778
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
                     National Grid
National Grid (US)   (US) Holdings
Investments 4        Limited                USD     10,000       0%          On demand                  7,042              10,000
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
                     National Grid
National Grid (US)   (US) Holdings                            3 month
Investments 4        Limited             GBP 1,645,917,965  Libor + 0.5%     On demand          1,645,917,965       2,337,203,510
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
                     National Grid
National Grid (US)   (US) Holdings
Investments 4        Limited             GBP 1,191,871,630       0%            1 day            1,191,871,630       1,692,457,715
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid (US)   National Grid       GBP 1,412,852,967    3 month        On demand          1,412,852,967       2,006,251,213
                     (US) Holdings
Investments 4        Limited                                Libor + 0.5%
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid (US)   National Grid                           3 month US
Investments 4        Holdings Inc.       USD 2,695,000,000  Libor + 0.5%     Intra day          1,897,887,324       2,695,000,000
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid (US)   National Grid       EUR 3,215,716,830    3 month        Intra day          1,970,192,706       2,797,673,642
Investments          Nine Ltd                               Libor + .5%
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid (US)   National Grid       EUR 2,623,552,983    3 month        Intra day          1,607,388,095       2,282,491,095
Investments          Nine Ltd                               Libor + 0.5%
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------

The rates of Libor + 0.5% are directly comparable to National Grid Group plc’s own cost of external bank facilities of Libor +
0.425%.  This rate has been adjusted slightly to reflect that the loans are to Intermediate Holding companies whose credit strength is less than the parent National Grid Group plc.  A loan issued by National Grid (US) Holdings Limited is at a margin of 1.75%.  This is a continuation of an old loan at the same margins that were agreed to after consultation with Chase Manhattan.

(Page)

National Grid Group plc (formerly New National Grid Group plc)

-------------------- ------------------- ------------------ ------------- ----------------- ------------------ -------------------
  Issuing Company    Acquiring Company   Initial Principal    Interest      Term of Loan     GBP Balance at      USD Balance at
                                                                Rate                            03/31/02            03/31/02
-------------------- ------------------- ------------------ ------------- ----------------- ------------------ -------------------
-------------------- ------------------- ----------------- -------------- ----------------- ------------------ -------------------
National Grid (US)   National Grid                    USD   3 month US       On demand            732,394,366       1,040,000,000
                     Group plc
                     (formerly New
                     National Grid
Holdings Limited     Group plc)             1,040,000,000  Libor + 0.5%
-------------------- ------------------- ----------------- -------------- ----------------- ------------------ -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid (US)   National Grid           GBP 1,629,926       0%          On demand              1,629,926           2,314,495
Holdings Limited     (US) Investments 4
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid (US)   National Grid                           3 month US
Investments 4        Eleven Ltd             USD 10,000,000  Libor + 0.5%     On demand              7,042,254          10,000,000
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid (US)   National Grid                           3 month US
Investments 4        Holdings Limited       USD 25,054,758  Libor + 0.5%     On demand             17,644,196          25,054,758
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
                     National Grid
National Grid (US)   (US) Holdings                          3 month GBP
Investments 4        Limited               GBP 736,439,598  Libor + 0.5%     On demand            736,439,598       1,045,744,229
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
                     National Grid
National Grid (US)   (US) Holdings
Investments 4        Limited                 GBP 7,528,982       0%          On demand              7,528,982          10,691,154
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
                     National Grid
National Grid (US)   (US) Holdings                           3 month US
Investments 4        Limited             USD 1,543,107,940  Libor + 0.5%     On demand          1,086,695,732       1,543,107,940
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
                     National Grid
National Grid (US)   (US) Holdings                          3 month GBP
Investments 4        Limited             GBP 3,768,474,795  Libor + 0.5%     On demand          3,768,474,795       5,351,234,209
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid (US)   National Grid
Holdings Limited     Holdings Limited      GBP 279,800,000       0%          On demand            279,800,000         397,316,000
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid (US)   National Grid
Holdings Limited     Holdings Limited      GBP 175,100,000       0%          On demand            175,100,000         248,642,000
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid (US)   National Grid          GBP 15,023,217       0%          On demand             15,023,217          21,332,968
                     Holdings One plc
                     (formerly
                     National Grid
Investments          Group plc)
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid USA    National Grid         USD 113,952,147    1.8379%*       On demand             51,374,751          72,952,147
                     Holdings Inc.
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------
National Grid        National Grid US      USD 142,222,147     1.84%*        On demand             74,804,329         106,222,147
Holdings Inc.        LLC
-------------------- ------------------- ------------------ ------------- ---------------- ------------------- -------------------

The rates of Libor + 0.5% are directly comparable to National Grid Group plc’s own cost of external bank facilities of Libor + 0.425%. This rate has been adjusted slightly to reflect that the loans are to Intermediate Holding companies whose credit strength is less than the parent National Grid Group plc.

* Interest rates are based on 30-day commercial paper rates and represent an average for the month of March in which the notes were initiated.

=============

Reporting Requirement No. 6: The amount and terms of any short-term debt issued by any Utility Subsidiary, and a list of the deposits and withdrawals by company from the system money pool during the reporting period.2

     Response:

Short-Term Debt Issued by Utility Subsidiaries During the Reporting Period

(excluding money pool borrowings reported below)

Utility Subsidiary	Description/Terms of Debt	Amount Issued	Maximum Outstanding	Balance at 03/31/2002
Niagara Mohawk Power Corp.	Intercompany note payable to Niagara Mohawk Holdings, Inc. Terms: 1.8% / On demand	$76,000,000	$76,000,000	$76,000,000

Net Money Pool Balances as of the End of the Reporting Period by Participating Company *

National Grid USA Subsidiary	Net Amount on Deposit	Net Amount of Borrowings
National Grid USA	$461,250,000
Massachusetts Electric Company		$176,600,000
The Narragansett Electric Company		47,325,000
Granite State Electric Company	3,600,000
Nantucket Electric Company		575,000
New England Power Company	99,300,000
Niagara Mohawk Power Corporation		343,000,000
New England Hydro-Transmission Electric Co., Inc.	3,950,000
New England Hydro-Transmission Corporation		250,000
New England Electric Transmission Corporation		4,925,000
EUA Energy Investment	8,375,000
National Grid USA Service Company, Inc.		3,800,000
Total	$576,475,000	$576,475,000
	==============	==============

* A list of all deposits and withdrawals by company from the system money pool during the reporting period is available upon request.

=============

2 This reporting requirement replaces the one required by New England Electric System, Holding Co. Act Release No. 26768 (October 29, 1997) as supplemented by Holding Co. Act Releases No. 26811 (June 2, 1998), No. 27381 (April 19, 2001) and No. 27414 (June 6, 2001).

Reporting Requirement No. 7: The amount and terms of any nonexempt financings consummated by any Utility Subsidiary during the reporting period.

     Response:

Nonexempt Financings by Utility Subsidiaries Consummated During the Reporting Period

------------------------ ------------------------------------ ------------------- ------------------- ------------------
                                                                                       Maximum           Balance at
Utility Subsidiary         Description/Terms of Financing       Amount Issued        Outstanding         03/31/2002
------------------------ ------------------------------------ ------------------- ------------------- ------------------
------------------------ ------------------------------------ ------------------- ------------------- ------------------
Niagara Mohawk Power     Intercompany note payable to            $76,000,000         $76,000,000         $76,000,000
Corp.                    Niagara Mohawk Holdings, Inc.
                         Terms:  1.8% / On demand
------------------------ ------------------------------------ ------------------- ------------------- ------------------

=============

Reporting Requirement No. 8: The amount and terms of any nonexempt financings consummated by any Nonutility Subsidiary during the reporting period.

Response: None

=============

Reporting Requirement No. 9: A retained earnings analysis of each company in the National Grid USA system, detailing Gross Earnings (as that term is defined in the Commission’s Order dated March 15, 2000, National Grid Group plc, Holding Co. Act Release No. 27154) or income available for dividends, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period.

     Response: Please see Exhibit A-2 attached hereto.

National Grid USA and its subsidiaries adopted Statement of Financial Accounting Standards No. 142 "Accounting for Goodwill and Other Intangible Assets" (FAS 142), effective April 1, 2001. FAS 142 requires that goodwill no longer be amortized and that it must be reviewed for impairment within six months of adoption ("transitional goodwill impairment test"), and annually thereafter.

The transitional goodwill impairment test compares the goodwill carrying value to its fair value. If the carrying value exceeds its fair value, goodwill is reduced to fair value by a goodwill impairment adjustment that must be completed by the end of the year of initial adoption.

In accordance with FAS 142, National Grid USA utilized a discounted cash flow approach incorporating its most recent business plan forecasts in the performance of the transitional test for goodwill impairment. The results of this analysis determined that no adjustment to the goodwill carrying value was required.

=============

Reporting Requirement No. 10: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of National Grid, National Grid One, each Intermediate Holding Company, and each company in the National Grid USA system.

      Response:

For National Grid, National Grid One, and each Intermediate Holding Company, please see Exhibit A-3 attached hereto.

For the National Grid USA system companies, please see Exhibit A-4 attached hereto.

=============

Reporting Requirement No. 11: If any National Grid USA subsidiary borrows from an associated company on the FUCO side of the National Grid system, National Grid will: (a) list a minimum of three other sources of funds and their rates and terms; and (b) provide a cost/benefit rationale, consistent with the procedure described in the Application for determining available market rates, explaining why funding from the FUCO associate was the best option.

     Response:

There were no loans during the reporting period to National Grid USA subsidiaries from an associated company on the FUCO side.

=============

Reporting Requirement No. 12: Identification of: (a) all entities established directly or indirectly by National Grid during the reporting period under the authorization granted by the Order ("New Entities"); (b) the business purpose(s) of those entities; (c) the significant assets held by those entities; and (d) the owner(s) of those entities, including the percentage of interests in those entities held by the owners.

     Response:

During the reporting period National Grid established no financing entities to facilitate financings by issuing to third parties income preferred securities or other authorized or exempt securities.

During the reporting period National Grid neither acquired nor established, directly or indirectly, any Intermediate Subsidiaries organized for the purpose of acquiring, financing and holding the securities of one or more existing or future Nonutility Subsidiaries.

=============

Reporting Requirement No. 13: Copies of National Grid's filings on Form 20-F and semiannual reports to shareholders.

     Response: Filed under cover of Form SE as Exhibit A-5.

=============

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission’s File No. 70-9849) to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL GRID GROUP PLC

        s/ John G. Cochrane
By:
       John G. Cochrane
       Authorized Representative

Date: June 28, 2002

EXHIBIT INDEX

Exhibit	Description	Page
Exhibit A-1	Aggregate amount of National Grid securities Issued since March 15, 2000 and Outstanding as of the end of the Reporting Period	Filed herewith
Exhibit A-2	Retained Earnings analysis of National Grid USA	Filed herewith
Exhibit A-3	National Grid Group Capitalization Table	Filed herewith
Exhibit A-4	Capital Structure of National Grid USA Companies	Filed herewith
Exhibit A-5	Copies of National Grid's filings on Form 20-F and semiannual reports to shareholders	Filed under cover of Form SE

Exhibit A-1

                                             Aggregate amount of National Grid securities
                                                    Issued since March 15, 2000 and
                                              Outstanding as of the date of the new Order

National Grid Holdings One plc (formerly National Grid Group plc) as at January 31, 2002

--------------------------------------------------------------------------- ----------------------- -----------------------
Type of Security                                                                               GBP                     USD
--------------------------------------------------------------------------- ----------------------- -----------------------
--------------------------------------------------------------------------- ----------------------- -----------------------
Ordinary shares, including options and warrants                                         11,371,468              16,147,484
Preferred stock                                                                               None                    None
Bank debt                                                                              880,742,514           1,250,654,370
Commercial paper                                                                              None                    None
Bond issues - straight                                                               1,225,340,032           1,739,982,845
Bond issues - convertible                                                                     None                    None
Guarantees                                                                              76,583,752             108,748,928
                                                                            ----------------------- -----------------------
                                                                            ----------------------- -----------------------
Total                                                                                2,194,037,766           3,115,533,627
                                                                            ======================= =======================

Securities issued by National Grid Group plc are taken to include its direct subsidiary NGG Finance plc.

                                             Aggregate amount of National Grid securities
                                                   Issued since January 16, 2002 and
                                           Outstanding as of the end of the Reporting Period

National Grid Group plc (formerly New National Grid Group plc) as at March 31, 2002

--------------------------------------------------------------------------- ----------------------- -----------------------
Type of Security                                                                               GBP                     USD
--------------------------------------------------------------------------- ----------------------- -----------------------
--------------------------------------------------------------------------- ----------------------- -----------------------
Ordinary shares, including options and warrants                                            808,264               1,147,735
Preferred stock                                                                               None                    None
Bank debt                                                                                        0                       0
Commercial paper                                                                       604,419,272             858,275,366
Bond issues - straight                                                               1,225,340,032           1,739,982,845
Bond issues - convertible                                                                     None                    None
Guarantees                                                                              76,583,752             108,748,928
                                                                            ----------------------- -----------------------
                                                                            ----------------------- -----------------------
Total                                                                                1,907,151,320           2,708,154,874
                                                                            ======================= =======================

Securities issued by National Grid Group plc are taken to include its direct subsidiary NGG Finance plc.

(Page)

Exhibit A-2

                                            RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
                                    FOR THE REPORTING PERIOD OCTOBER 1, 2001 THROUGH MARCH 31, 2002
                                                    AND RESULTING CAPITAL BALANCES
                                                           AT MARCH 31, 2002
                                                                 ($MM)
                                                                                  The         Granite State     Nantucket        Niagara       New England       New England         New England        New England
                                                                             Narragansett                                                     ower Company         Hydro               Hydro
                                                          Massachusetts        Electric         Electric        Electric      Mohawk Power                    ransmission-Elect     Transmission      Hydro Finance
                                                         Electric Company       Company         Company         Company        Corporation   P               T   Co., Inc.     ric  Corporation       Company, Inc.
                                                        ------------------- ------------------------------------------------ ------------------------------- ------------------- ------------------- -----------------
Retained Earnings (Deficit) - Beginning of Period
                                                                      61.1             38.6              3.5            0.3                -          103.0                 0.4                 0.2                 -

Net Income (Loss)                                                     31.7             23.0              1.8            0.4             30.6           33.8                 3.0                 1.9                 -
                                                        ------------------- ------------------------------------------------ ------------------------------- ------------------- ------------------- -----------------
Gross Retained Earnings (Deficit)
                                                                      92.8             61.6              5.3            0.7             30.6          136.8                 3.4                 2.1                 -

Dividends Paid on Preferred Stock                                      0.3              0.2                -              -                -              -                   -                   -                 -

Dividends Paid on Common Stock:

Out of Retained Earnings                                                 -                -                -              -                -              -                 3.1                 1.7                 -

Out of Capital Surplus                                                   -                -                -              -                -              -                   -                   -                 -

Out of Capital                                                           -                -                -              -                -              -                   -                   -                 -
                                                        ------------------- ------------------------------------------------ ------------------------------- ------------------- ------------------- -----------------
Total Dividends Paid on Common Stock
                                                                         -                -                -              -                -              -                 3.1                 1.7                 -

Premium on Redemption of Preferred Stock                               0.3                -                -              -              1.3              -                   -                   -                 -

Repurchase of Common Stock                                               -                -                -              -                -              -                   -                   -                 -

Retained Earnings Adjustment                                             -                -                -              -                -              -                   -                   -                 -
                                                        ------------------- ------------------------------------------------ ------------------------------- ------------------- ------------------- -----------------
Retained Earnings (Deficit) - End of Period
                                                                      92.2             61.4              5.3            0.7             29.3          136.8                 0.3                 0.4                 -
                                                        =================== ================================================ =============================== =================== =================== =================

Common Stock                                                          60.0             56.6              6.0              -            187.4           72.4                 2.6                 0.1                 -

Premium on Common Stock                                                  -                -                -              -                -              -                11.8                 6.1                 -

Other Paid-In Capital                                              1,509.0            805.6             40.1           22.5          2,722.9          732.0                23.0                16.4                 -

Unappropriated Retained Earnings (Deficit)                            92.2             61.4              5.3            0.7             29.3          136.8                 0.3                 0.4                 -

Treasury Stock, At Cost                                                  -                -                -              -                -              -                   -                   -                 -

Reacquired Capital Stock                                                 -                -                -              -                -              -                   -                   -                 -

Other Comprehensive Income                                               -              0.2                -              -                -          (0.1)                   -                   -                 -

Translation Adjustment                                                   -                -                -              -              0.1              -                   -                   -                 -
                                                        ------------------- ------------------------------------------------ ------------------------------- ------------------- ------------------- -----------------
Total Common Equity
                                                                   1,661.2            923.8             51.4           23.2          2,939.7          941.1                37.7                23.0                 -
                                                        =================== ================================================ =============================== =================== =================== =================

(Page)

Exhibit A-2 (Continued)

                                            RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
                                    FOR THE REPORTING PERIOD OCTOBER 1, 2001 THROUGH MARCH 31, 2002
                                                    AND RESULTING CAPITAL BALANCES
                                                           AT MARCH 31, 2002
                                                                 ($MM)

                                                         New England           NGUSA        Niagara Mohawk     Opinac North    Opinac Energy          NM               NM            New England       NEES Energy,
                                                          Electric                           oldings, Inc.
                                                        Transmission                                                                             Receivables     Receivables,          Energy
                                                        Corporation          (Parent)       H                 America, Inc.     Corporation       Corp. II            LLC           Incorporated          Inc.
                                                     -------------------  ----------------  ---------------- ---------------- ---------------- ---------------- ---------------- ------------------- ----------------
Retained Earnings (Deficit) - Beginning of Period                                   186.5
                                                                    0.1                                   -                -                -                -                -                   -            (0.2)

Net Income (Loss)                                                   0.2             130.9              30.4              0.4              0.7                -              1.3                   -              0.2
                                                     -------------------  ----------------  ---------------- ---------------- ---------------- ---------------- ---------------- ------------------- ----------------
Gross Retained Earnings (Deficit)                                                   317.4
                                                                    0.3                                30.4              0.4              0.7                -              1.3                   -                -

Dividends Paid on Preferred Stock                                     -                 -                 -                -                -                -                -                   -                -

Dividends Paid on Common Stock

Out of Retained Earnings                                            0.2                 -                 -                -                -                -                -                   -                -

Out of Capital Surplus                                                -                 -                 -                -                -                -                -                   -                -

Out of Capital                                                        -                 -                 -                -                -                -                -                   -                -
                                                     -------------------  ----------------  ---------------- ---------------- ---------------- ---------------- ---------------- ------------------- ----------------
Total Dividends Paid on Common Stock
                                                                    0.2                 -                 -                -                -                -                -                   -                -

Premium on Redemption of Preferred Stock                              -                 -                 -                -                -                -                -                   -                -

Repurchase of Common Stock                                            -                 -                 -                -                -                -                -                   -                -

Retained Earnings Adjustment                                          -                 -                 -              0.5                -                -                -                   -                -
                                                     -------------------  ----------------  ---------------- ---------------- ---------------- ---------------- ---------------- ------------------- ----------------
Retained Earnings (Deficit) - End of Period                                         317.4
                                                                    0.1                                30.4            (0.1)              0.7                -              1.3                   -                -
                                                     ===================  ================  ================ ================ ================ ================ ================ =================== ================

Common Stock                                                          -                 -               1.9                -              4.8                -                -                   -                -

Premium on Common Stock                                               -                 -                 -                -                -                -                -                   -                -

Other Paid-In Capital                                               0.7           7,099.0           3,069.1             95.2             96.4                -            218.2                   -            (6.5)

Unappropriated Retained Earnings (Deficit)                          0.1             317.4              30.4            (0.1)              0.7                -              1.3                   -                -

Treasury Stock, At Cost                                               -                 -                 -                -                -                -                -                   -                -

Reacquired Capital Stock                                              -                 -                 -                -                -                -                -                   -                -

Other Comprehensive Income                                            -                 -             (0.3)                -                -                -                -                   -                -

Translation Adjustment                                                -                 -                 -                -            (0.4)                -                -                   -                -
                                                     -------------------  ----------------  ---------------- ---------------- ---------------- ---------------- ---------------- ------------------- ----------------
Total Common Equity                                                               7,416.4           3,101.1
                                                                    0.8                                                 95.1            101.5                -            219.5                   -            (6.5)
                                                     ===================  ================  ================ ================ ================ ================ ================ =================== ================
(Page)

Exhibit A-2 (Continued)

                                            RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
                                    FOR THE REPORTING PERIOD OCTOBER 1, 2001 THROUGH MARCH 31, 2002
                                                    AND RESULTING CAPITAL BALANCES
                                                           AT MARCH 31, 2002
                                                                 ($MM)

                                                        EUA Energy      Metrowest Realty       Wayfinder              NEES          National Grid     National Grid      National Grid USA
                                                                                                                                                       Transmission
                                                                                                                 Communications,      USA Service        Services
                                                        Investment             LLC             Group, Inc.            Inc.           Company, Inc.      Corporation         Consolidated
                                                     ------------------ ------------------- ------------------ -------------------------------------- ---------------- ------------------------
Retained Earnings (Deficit) - Beginning of Period
                                                                   0.7                 1.4                0.2                (2.6)               0.2            (0.1)                    186.5

Net Income (Loss)                                                  0.1                 0.5                  -                  0.8               0.3            (0.2)                    130.6
                                                     ------------------ ------------------- ------------------ -------------------------------------- ---------------- ------------------------
Gross Retained Earnings (Deficit)
                                                                   0.8                 1.9                0.2                (1.8)               0.5            (0.3)                    317.1

Dividends Paid on Preferred Stock                                    -                   -                  -                    -                 -                -                        -

Dividends Paid on Common Stock

Out of Retained Earnings                                             -                   -                  -                    -                 -                -                        -

Out of Capital Surplus                                               -                   -                  -                    -                 -                -                        -

Out of Capital                                                       -                   -                  -                    -                 -                -                        -
                                                     ------------------ ------------------- ------------------ -------------------------------------- ---------------- ------------------------
Total Dividends Paid on Common Stock
                                                                     -                   -                  -                    -                 -                -                        -

Premium on Redemption of Preferred Stock                             -                   -                  -                    -                 -                -                        -

Repurchase of Common Stock                                           -                   -                  -                    -                 -                -                        -

Retained Earnings Adjustment                                         -                   -                  -                    -                 -                -                        -
                                                     ------------------ ------------------- ------------------ -------------------------------------- ---------------- ------------------------
Retained Earnings (Deficit) - End of Period
                                                                   0.8                 1.9                0.2                (1.8)               0.5            (0.3)                    317.1
                                                     ================== =================== ================== ====================================== ================ ========================

Common Stock                                                         -                   -                  -                    -                 -                -                        -

Premium on Common Stock                                              -                   -                  -                    -                 -                -                        -

Other Paid-In Capital                                             15.6                 2.1              (5.4)                125.3              10.7                -                  7,099.0

Unappropriated Retained Earnings (Deficit)                         0.8                 1.9                0.2                (1.8)               0.5            (0.3)                    317.1

Treasury Stock, At Cost                                              -                   -                  -                    -                 -                -                        -

Reacquired Capital Stock                                             -                   -                  -                    -                 -                -                        -

Other Comprehensive Income                                           -                   -                  -                    -             (2.4)                -                    (2.6)

Translation Adjustment                                               -                   -                  -                    -                 -                -                        -
                                                     ------------------ ------------------- ------------------ -------------------------------------- ---------------- ------------------------
Total Common Equity
                                                                  16.4                 4.0              (5.2)                123.5               8.8            (0.3)                  7,413.5
                                                     ================== =================== ================== ====================================== ================ ========================

(Page)

Exhibit A-3

                                                          NATIONAL GRID GROUP
                                                         CAPITALIZATION TABLE
                                                           AT MARCH 31, 2002

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                              National Grid Group       National Grid         National Grid        National Grid (US)     National Grid (US)     National Grid US
                                                                                              Holdings Limited
                                                plc (consolidated)      Holdings One plc       (consolidated)        Holdings Limited        Investments 4       (Partner) 1 Limited
                                             ------------------------------------------------------------------------------------------------------------------------------------------
                                                 $MM          %         $MM         %         $MM         %          $MM          %          $MM         %         $MM         %
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Common stockholders' funds                          5,337.8      31.6     2,455.8      44.6     2,728.3      40.3       1,598.7      21.8      3,011.0     35.9      4,550.0     100.0
                                                                                                                                                     -
Preferred stockholders' funds                             -      -              -      -              -      -                -       -               -                    -        -
Short - term debt                                   1,720.0      10.2     3,044.5      55.4     1,176.6      17.4       5,722.7      78.2      5,376.3     64.1            -       -
                                                                                                                                                     -
Long - term debt                                    9,707.0      57.3           -      -        2,867.0      42.3             -      -                -                    -       -
                                                                                                                                                     -
Equity minority interests                              27.1       0.2           -      -          (1.0)     (0.0)             -      -                -                    -       -
                                                                                                                                                     -
Preference stock issued by subsidiaries               111.8       0.7           -      -              -      -                -      -                -                    -       -
                                             ------------------------------------------------------------------------------------------------------------------------------------------
Total capitalization                               16,903.7     100.0     5,500.3     100.0     6,770.9     100.0       7,321.4     100.0      8,387.3    100.0      4,550.0     100.0
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                 National Grid US    National Grid General     National Grid        National Grid (US)       National Grid          National Grid
                                               (Partner) 2 Limited        Partnership          Holdings Inc.           Investments        (Ireland) 1 Limited    (Ireland) 2 Limited
                                             ------------------------------------------------------------------------------------------------------------------------------------------
                                                  $MM          %         $MM         %         $MM         %          $MM          %          $MM         %         $MM         %
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Common stockholders' funds                             46.0     100.0     3,812.7     100.0     4,595.9      54.6         133.4      86.2        926.3     21.5      3,185.5      99.8
Preferred stockholders' funds                             -     -               -     -               -     -                 -      -         3,388.0     78.5            -       -
                                                                                                                                                     -
Short - term debt                                         -     -               -     -         3,816.2      45.4          21.3      13.8             -                  7.1       0.2
                                                                                                                                                     -
Long - term debt                                          -     -               -     -               -     -                 -      -                -                    -       -
                                                                                                                                                     -
Equity minority interests                                 -     -               -     -               -     -                 -      -                -                    -       -
                                                                                                                                                     -
Preference stock issued by subsidiaries                   -     -               -     -               -     -                 -      -                -                    -       -
                                             ------------------------------------------------------------------------------------------------------------------------------------------
Total capitalization                                   46.0     100.0     3,812.7     100.0     8,412.1     100.0         154.7     100.0      4,314.3    100.0      3,192.6     100.0
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Table excludes all current accounts (both payables and receivables) relating to trading, interest, and dividends.
Numbers are presented on the basis of equity accounting for investments held in subsidiary undertakings.

(Page)

Exhibit A-4

                                           CAPITAL STRUCTURE OF NATIONAL GRID USA COMPANIES
                                                           AT MARCH 31, 2002

                                   National Grid USA Consolidated
                                  ----------------------------------
                                  ----------------------------------
                                          ($MM)            (%)
                                  ----------------------------------
                                  ----------------------------------
Short-term debt                                 699.8          5.3
Long-term debt                               5,091.4         38.1
Preferred stock                                 119.3          0.9
Minority interest
                                  28.1                         0.2
Common stock equity                          7,413.5         55.5
                                  ----------------------------------
Total                                      13,352.1        100.0
                                  ==================================

                                                                     The Narragansett Electric      Granite State Electric                                     Niagara Mohawk Power
                                    Massachusetts Electric Company            Company                      Company              Nantucket Electric Company          Corporation
                                  ------------------------------------------------------------------------------------------------------------------------------------------------------
                                  ------------------------------------------------------------------------------------------------------------------------------------------------------
                                          ($MM)            (%)           ($MM)          (%)            ($MM)          (%)           ($MM)           (%)          ($MM)         (%)
                                  ------------------------------------------------------------------------------------------------------------------------------------------------------
                                  ------------------------------------------------------------------------------------------------------------------------------------------------------
Short-term debt                                 221.6        10.0                                                                                       4.3                       11.8
                                                                   69.8             6.4         -                 -           2.1                           963.7
                                                             14.5                                                        22.6
Long-term debt                                  322.8              94.6             8.6         15.0                          23.1                    47.7         4,146.6        50.9
Preferred stock                                                0.5                                                                                        -
                                  10.2                             7.2              0.7         -                 -           -                             100.4          1.2
Minority interest                                                -                                                                                        -
                                  -                                -                -           -                 -           -                             -              -
                                                             75.0                          84.3                          77.4
Common stock equity                          1,661.2               923.8                        51.4                          23.2                    48.0         2,939.7        36.1
                                  ------------------------------------------------------------------------------------------------------------------------------------------------------
                                                           100.0                         100.0                         100.0
Total                                        2,215.8               1,095.4                      66.4                          48.4                  100.0          8,150.4      100.0
                                  ======================================================================================================================================================

                                                                         New England Hydro            New England Hydro         New England Hydro Finance      New England Electric
                                      New England Power Company      Transmission-Electric Co.     Transmission Corporation           Company, Inc.          Transmission Corporation
                                  ------------------------------------------------------------------------------------------------------------------------------------------------------
                                  ------------------------------------------------------------------------------------------------------------------------------------------------------
                                          ($MM)            (%)           ($MM)          (%)            ($MM)          (%)           ($MM)           (%)          ($MM)         (%)
                                  ------------------------------------------------------------------------------------------------------------------------------------------------------
                                  ------------------------------------------------------------------------------------------------------------------------------------------------------
Short-term debt                                                  -                                                                                    11.8                        81.9
                                  -                                6.5              7.0         4.2               7.4         10.4                          7.7
                                                             30.3                          52.5                          51.7                         88.2
Long-term debt                                  410.3              49.0                         29.1                          78.1                          0.9            9.6
Preferred stock                                                0.1                                                                                        -
                                  1.4                              -                -           -                 -           -                             -              -
Minority interest                                                -                                                                                        -
                                  -                                -                -           -                 -           -                             -              -
                                                             69.6                          40.5                          40.9                             -
Common stock equity                             941.1              37.7                         23.0                          -                             0.8            8.5
                                  ------------------------------------------------------------------------------------------------------------------------------------------------------
                                                           100.0                         100.0                         100.0                        100.0
Total                                        1,352.8               93.2                         56.3                          88.5                          9.4                 100.0
                                  ======================================================================================================================================================

(Page)

Exhibit A-4 (Continued)

                                           CAPITAL STRUCTURE OF NATIONAL GRID USA COMPANIES
                                                           AT MARCH 31, 2002

                                  NGUSA (Parent)             Niagara Mohawk Holdings, Inc.     Opinac North America, Inc.          Opinac Energy           NM Receivables Corp. II      NM Receivables LLC
                         --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                         --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                 ($MM)             (%)             ($MM)             (%)             ($MM)          (%)            ($MM)          (%)           ($MM)         (%)         ($MM)       (%)
                         --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                         --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Short-term Debt                          73.0          1.0                    -            -                                                                                   -           250.0         53.2
                                                                                              -                 -           -                 -           -
Long-term Debt                                                                             -                                                                                   -
                         -                               -                    -               -                 -           -                 -           -                           -           -
Preferred Stock                                                                            -                                                                                   -
                         -                               -                    -               -                 -           2.6               2.5         -                           -           -
Minority Interest                                                                          -                                                                                   -
                         -                               -                    -               -                 -           -                 -           -                           -           -
                                                                                     100.0                           100.0                           97.5
Common Stock Equity                 7,416.4          99.0            3,101.1                  95.1                          101.5                         -                    -           219.5         46.8
                         --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                     100.0                           100.0                         100.0
Total                               7,489.4        100.0             3,101.1                  95.1                          104.1                         -                       -        469.5       100.0
                         ======================================================================================================================================================================================

                                                                                                                                                                                        NEES Communications,
                             New England Energy, Inc. 1             NEES Energy, Inc.             EUA Energy Investment          Metrowest Realty LLC        Wayfinder Group, Inc.              Inc.
                         --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                         --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                 ($MM)             (%)             ($MM)             (%)             ($MM)          (%)            ($MM)          (%)           ($MM)         (%)         ($MM)       (%)
                         --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                         --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Short-term Debt                                     -                         -            -
                         -                                                                    -                 -           -                 -                           -           -           -
Long-term Debt                                                                      100.0                                                            59.2
                         -                          -                      5.8                -                 -           5.8                           8.7                  100.0       105.5         46.1
Preferred Stock                                                                            -
                         -                          -                         -               -                 -           -                 -           -               -           -                      -
Minority Interest                                                                          -
                         -                          -                         -               -                 -           -                 -           -               -           -           -
Common Stock Equity                                                                  N/A                             100.0                           40.8
                         -                          -                     (6.5)               16.4                          4.0                           (5.2)               N/A          123.5         53.9
                         --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                100.0                           100.0                         100.0
                         -                             -                  (0.7)               16.4                          9.8                           3.5                  100.0       229.0       100.0
                         ======================================================================================================================================================================================

                             National Grid USA Service         National Grid Transmission
                                   Company, Inc.                  Services Corporation
                         ----------------------------------------------------------------------
                         ----------------------------------------------------------------------
                                 ($MM)             (%)             ($MM)             (%)
                         ----------------------------------------------------------------------
                         ----------------------------------------------------------------------
Short-term Debt                        576.4         98.5                     -            -
Long-term Debt
                         -                               -                 0.4       100.0
Preferred Stock
                         -                               -                    -            -
Minority Interest
                         -                               -                    -            -
Common Stock Equity                       8.8          1.5                (0.3)      N/A
                         ----------------------------------------------------------------------
Total                                  585.2       100.0                   0.1       100.0
                         ======================================================================

1 Inactive